UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

3 June, 2013

Commission File Number: 000-54641

MODERN TIMES GROUP MTG AB (publ)
(Translation of registrant’s name into English)

Skeppsbron 18, P.O. Box 2094, SE-103 13, Stockholm, Sweden
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X     Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___   No    X

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

3 June 2013

New appointments to MTG senior management team

Modern Times Group MTG AB (publ.) (‘MTG’ or ‘the Group’), the international entertainment broadcasting group, today announced the appointment of Jette Nygaard-Andersen as Executive Vice President of the Group´s Nordic pay-TV broadcasting operations with immediate effect. In addition, Peter Nørrelund has been appointed with immediate effect as MTG Head of Sport with overall responsibility for the Group’s sports production, broadcasting and channel operations. Jette has strengthened her team by appointing Jonas Karlén to the new role of Chief Operating Officer of the Nordic pay-TV broadcasting operations with immediate effect. Anna Settman has decided to leave the Group.

Jette Nygaard-Andersen has worked for MTG since 2003 and has been CEO of Viasat Denmark since 2011. Jette also served as the acting CEO of the Group’s Nordic pay-TV operations between October 2012 and March 2013. Jette has previously held positions with Accenture as a strategy management consultant, and with the Maersk Group. Jette will direct and oversee the management of MTG’s pay-TV operations across the Nordic region, which include the Viasat pay-TV channels, the Viasat satellite pay-TV platform, and the Viaplay online pay-TV service. Jette will continue in her role as CEO of Viasat Denmark until a successor is in place.

Jonas Karlén has been CEO of Viasat Sweden since October 2011 and will continue in this role in addition to his new duties as COO of the Nordic pay-TV business. Jonas was previously Head of Customer Relation Management for Viasat Sweden from 2008, and also held various positions with Swedish energy company Vattenfall.

Peter Nørrelund has worked for MTG since 2003 and has been CEO of the Group’s Danish sports operations, as well as responsible for the negotiation of the majority of the Group´s sports rights acquisitions. Each local country Head of Sport in the Nordic region will now report to Peter in his new role, and Peter will also continue in his current role. The Group´s sports organisation is a production and distribution facility serving the Group’s off- and online free-TV and pay-TV operations. A similar structure already exists on a pan-Nordic basis for the Group’s film channels and content.

Jørgen Madsen Lindemann, President and CEO of MTG, commented: “These changes will further strengthen our Nordic set-up, and we are fortunate to be able to draw on such a strong pool of internal management talent. Each of these appointments is a passionate, skilled and proven leader who understands the huge opportunities that lie ahead for us, as we shape the future of entertainment by providing relevant local digital products and services that excite and enrich daily lives. We are structuring the organisation to ensure that we can fully leverage the investments that we are making in our content, platforms, channels and services. We have never had such a strong offering and this will only get stronger during the year as we build towards our Olympics coverage in early 2014.”

***

For further information, please visit www.mtg.se or contact:

Jørgen Madsen Lindemann, President & Chief Executive Officer
Tel:                                +46 (0) 8 562 000 50

Matthew Hooper, Executive Vice President of Corporate Communications
Tel:                                +44 (0) 7768 440 414
Email:                            investor.relations@mtg.se / press@mtg.se

Modern Times Group (MTG) is an international entertainment broadcasting group with operations that span four continents and include free-TV, pay-TV, radio and content production businesses. MTG’s Viasat Broadcasting operates free-TV and pay-TV channels, which are available on Viasat’s own satellite platforms and third party networks, and also distributes TV content over the internet. MTG is also the largest shareholder in CTC Media, which is Russia’s leading independent television broadcaster.

Modern Times Group is a growth company and generated net sales of SEK 13.3 billion in 2012. MTG’s Class A and B shares are listed on Nasdaq OMX Stockholm’s Large Cap index under the symbols ‘MTGA’ and ‘MTGB’.

The information in this announcement is that which Modern Times Group MTG AB is required to disclose under the Securities Market Act and/or the Financial Instruments Trading Act. It was released for publication at 08:00 CET on 3 June 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MODERN TIMES GROUP MTG AB (publ)

(Registrant)

Date:	3 June, 2013	By:	/s/ Matthew Hooper
			Name:	Matthew Hooper
			Title:	Executive Vice President of Corporate Communications